UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of January 2020

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

Board Secretariat’s Office

5/F, Block A2, Northern District, CEA Building

36 Hongxiang 3rd Road, Minhang District

Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes  ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date January 2, 2020	By	/s/ Wang Jian
Name: Wang Jian
Title: Company Secretary

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Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

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Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

OVERSEAS REGULATORY ANNOUNCEMENT RESOLUTIONS PASSED BY THE BOARD

This overseas regulatory announcement is made pursuant to Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Hong Kong Listing Rules”).

The Company and all members of the Board warrant that the information set out in this announcement is true, accurate and complete, and accept joint responsibility for any false information or misleading statements contained in, or material omissions from, this announcement.

Pursuant to the articles of association (the “Articles”) and the rules for the meeting of the board of directors of China Eastern Airlines Corporation Limited (the “Company”), the first ordinary meeting (the “Meeting”) of the ninth session of the board of directors of the Company (the “Board”) was held at CEA Building following the formation of the ninth session of the Board and the ninth session of the supervisory committee of the Company at the 2019 first extraordinary general meeting on 31 December 2019.

Mr. Liu Shaoyong (“Mr. Liu”), Mr. Li Yangmin (“Mr. Li”), Mr. Tang Bing (“Mr. Tang”) and Mr. Wang Junjin (“Mr. Wang”), being the directors of the Company (the “Directors”), Mr. Lin Wanli (“Mr. Lin”), Mr. Shao Ruiqing (“Mr. Shao”), Mr. Cai Hongping (“Mr. Cai”) and Mr. Dong Xuebo (“Mr. Dong”), being the independent non-executive Directors, and Mr. Yuan Jun (“Mr. Yuan”), being the employee representative Director, were present at the Meeting.

The Directors present at the Meeting confirmed that they had received the notice and materials in respect of the Meeting before it was held.

Mr. Xi Sheng, the chairman of the supervisory committee of the Company, Mr. Fang Zhaoya, a supervisor of the Company, Mr. Gao Feng, the employee representative supervisor of the Company, and some members of the senior management of the Company attended the Meeting.

The number of Directors present at the Meeting satisfied the quorum requirements under the Company Law of the People’s Republic of China and the Articles. As such, the Meeting was legally and validly convened and held.

The Meeting was chaired by Mr. Liu, the chairman of the Company. The Directors present at the Meeting considered and discussed item by item and unanimously passed the following resolutions:

I.	Considered and approved the resolution regarding the election of the chairman of the Company.

Agreed Mr. Liu to serve as the chairman of the ninth session of the Board of the Company and concurrently serve as an authorised representative of the Company required under the Hong Kong Listing Rules, for a term of office in line with the current session of the Board.

II.	Considered and approved the resolution regarding the election of the vice chairman of the Company.

Agreed Mr. Li to serve as the vice chairman of the ninth session of the Board of the Company, for a term of office in line with the current session of the Board.

III.	Considered and approved the resolution regarding the election of members of each special committee of the Board.

Agreed Mr. Liu, being the chairman of the Board, Mr. Lin, being an independent non-executive Director, Mr. Wang, being a Director, Mr. Cai and Mr. Dong, being independent non-executive Directors, to be members of the Nomination and Remuneration Committee of the ninth session of the Board of the Company, in which Mr. Liu shall serve as the chairman, and when considering remuneration related matters, Mr. Lin shall serve as the chairman.

Agreed Mr. Shao, Mr. Lin and Mr. Cai, being independent non-executive Directors, to be members of the Audit and Risk Management Committee of the ninth session of the Board of the Company, in which Mr. Shao shall serve as the chairman.

Agreed Mr. Li, being a Director, Mr. Shao, being an independent non-executive Director, and Mr. Yuan, being an employee representative Director, to be members of the Aviation Safety and Environment Committee of the ninth session of the Board of the Company, in which Mr. Li shall serve as the chairman.

Agreed Mr. Tang and Mr. Wang, being Directors, and Mr. Dong, being an independent non-executive Director, to be members of the Planning and Development Committee of the ninth session of the Board of the Company, in which Mr. Tang shall serve as the chairman.

The term of office of the chairman and members of each special committee of the Board shall be in line with the current session of the Board.

IV.	Considered and approved the resolution regarding the appointment of the president of the Company.

Agreed to appoint Mr. Li as the president of the Company, for a term of office in line with the current session of the Board.

V.	Considered and approved the resolution regarding the appointment of the vice presidents and the chief financial officer of the Company.

Agreed Mr. Wu Yongliang (“Mr. Wu”), Mr. Feng Dehua and Mr. Jiang Jiang to be the vice presidents of the Company, and to appoint Mr. Wu as the chief financial officer of the Company, for a term of office in line with the current session of the Board.

VI.	Considered and approved the resolution regarding the appointment of the Board secretary and the representative of securities affairs of the Company.

Agreed to appoint Mr. Wang Jian as the Board secretary and Company secretary of the Company and concurrently serve as an authorised representative of the Company required under the Hong Kong Listing Rules, for a term of office in line with the current session of the Board;

Agreed to appoint Mr. Yang Hui as the representative of securities affairs of the Company, for a term of office in line with the current session of the Board.

VII.	Considered and approved the resolution regarding the provision of guarantee for some wholly-owned subsidiaries.

For details, please refer to the announcement regarding the provision of guarantee for some subsidiaries published by the Company on China Securities Journal, Shanghai Securities News, Securities Daily, the website of the Shanghai Stock Exchange (www.sse.com.cn) and the website of the Stock Exchange of Hong Kong Limited (www.hkexnews.hk) on the same day.

VIII.	Considered and approved the resolution regarding the remuneration of domestic and international auditors of the Company for 2019.

Agreed that the total remuneration of the domestic and international auditors of the Company for the provision of financial report audit services and internal control audit services for 2019 shall be RMB16.75 million.

By order of the Board
CHINA EASTERN AIRLINES CORPORATION LIMITED
Wang Jian
Company Secretary
Shanghai, the People’s Republic of China 31 December 2019

As at the date of this announcement, the directors of the Company include Liu Shaoyong (Chairman), Li Yangmin (Vice Chairman), Tang Bing (Director), Wang Junjin (Director), Lin Wanli (Independent non-executive Director), Shao Ruiqing (Independent non-executive Director), Cai Hongping (Independent non-executive Director), Dong Xuebo (Independent non- executive Director) and Yuan Jun (Employee Representative Director).

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